EXHIBIT B

                          VOCALTEC COMMUNICATIONS LTD.
                          60 MEDINAT HA YEHUDIM STREET
                                 HERZLIYA 46140
                                     ISRAEL

                                      PROXY

     The undersigned shareholder of VocalTec Communications Ltd. (the "COMPANY") hereby appoints Mr. Ilan Rosen and Mr. Joshua Di-nur, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the "MEETING") to be held in the offices of the Company, 60 Medinat Ha Yehudim Street, Herzliya, Israel on December 31, 2008 at 5:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the matters set forth on the reverse side of this Proxy, which are more fully described in the Notice of AnnualGeneral Meeting of Shareholders and Proxy Statement relating to the Meeting.

     This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

     The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

     Please date, sign exactly as your name appears on this Proxy and promptly return the Proxy in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the Company's shareholders' register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.

     If a corporation, sign in full corporate name by any authorized officer, giving title and affix corporate seal. If a partnership, sign in partnership name by an authorized person. Please mark, sign, and date your proxy card and return it in the postage-paid envelope provided herewith or return it to VocalTec Communications Ltd., 60 Medinat Ha Yehudim Street, Herzliya 46140, Israel.

         TO VOTE, MARK THE BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

                       KEEP THIS PORTION FOR YOUR RECORDS

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                       DETACH AND RETURN THIS PORTION ONLY

               THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

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                  VOCALTEC COMMUNICATIONS LTD. (THE "COMPANY")

    THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE FOR PROPOSALS 1 THROUGH 3 BELOW.

                                                                             FOR        AGAINST       ABSTAIN
1.   Re-appointment of Kost Forer Gabbay & Kasierer, a Member Firm
     of Ernst & Young Global, as the Company's auditors for the              [_]          [_]           [_]
     year ending December 31, 2008 and authorization of the
     Company's board of directors (the "Board"), subject to the approval by the Board's audit committee, to fix the
     remuneration of the auditors.

                                                                             FOR        AGAINST       ABSTAIN
2.   Re-election of Mr. Ilan Rosen as a director of the Company.
                                                                             [_]          [_]           [_]

                                                                             FOR        AGAINST       ABSTAIN
3.   Appointment of Mr. Eran Dariel as a director of the Company.
                                                                             [_]          [_]           [_]

     In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

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         Signature              Date     Signature (Joint Owner(s))     Date
[PLEASE SIGN WITHIN THE BOX]
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